# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BTQ Technologies Corp., CIK 0001821866
CUSIP: 055869101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 700 West Georgia Street, Suite 2500, Vancouver, Sweden (V7), Y1B3
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002098444

## Reporting persons
- Geneva Insurance Group (Barbados) Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Barbados (C8); sole voting power 288,157; shared voting power 0; sole dispositive power 288,157; shared dispositive power 0; aggregate amount beneficially owned 288,157 (0.2% of the class)
  Comment: The percentage in Item 11 is calculated based upon total outstanding shares of 140,025,930, as of November 14, 2025, as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 14, 2025.

## Item 1. Issuer
Name of issuer: BTQ Technologies Corp.
Address of issuer's principal executive offices: 700 West Georgia Street, Suite 2500, Vancouver V7Y 1B3

## Item 2. Person Filing
Name of person filing: Geneva Insurance Group (Barbados) Inc.
Address of principal business office or, if none, residence: Letchworth House, The Garrison, St. James, BB24016, Barbados
Citizenship: Barbados

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance company

## Item 4. Ownership
Amount beneficially owned: 288,157.00
Percent of class: 0.2%
Sole power to vote or to direct the vote: 288,157.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 288,157.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insurance companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Limited Power of Attorney (incorporated by reference to Exhibit 24.1 to the filer's Schedule 13G, filed with the Securities and Exchange Commission on December 2, 2025)

## Signatures
- Geneva Insurance Group (Barbados) Inc.: /s/ Bradley J. Wyatt, Bradley J. Wyatt, attorney-in-fact (02/13/2026)